UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

UNITED ENERGY CORP.
(Exact name of registrant as specified in its corporate charter)

000-30841
Commission File No.

Nevada	22-3342379
(State of Incorporation)	(IRS Employer Identification No.)

600 Meadowlands Parkway #20, Secaucus, N.J. 07094
(Address of principal executive offices)

(800) 327-3456
(Issuer's telephone number)

Not applicable
(Former name if changed since last report)

UNITED ENERGY CORP.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This Information Statement is being mailed on or about March 12, 2008 to the holders of record, as of the close of business on February 29, 2008 (the “Record Date”), of shares of common stock, $0.01 par value (the “Common Stock”), of United Energy Corp., a Nevada corporation (the “Company”).

1.       Appointment of Board Members

As disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on January 31, 2008, on January 25, 2008, in accordance with the Company’s Bylaws, the Company’s Board of Directors (the “Board”) elected Jack Silver and Adam Hershey to fill vacancies in the Board.

Pursuant to a Securities Purchase Agreement, dated March 18, 2005, among the Company and the Purchasers identified therein, including Sherleigh Associates Profit Sharing Plan (“Sherleigh”), as amended by the First Amendment to Securities Purchase Agreement, dated as of January 26, 2006, and by the Second Amendment to Securities Purchase Agreement, dated as of March 9, 2006 (as amended, the “Purchase Agreement”), during the period of March 2005 through March 2006, Sherleigh purchased from the Company (a) 1,333,333 shares of Common Stock, (b) warrants to acquire 5,682,667 shares of Common Stock, and (c) three shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”) for an aggregate purchase price of $1,090,331.

The Purchase Agreement and the Preferred Stock provide that, upon the occurrence of a “Triggering Event” and during the “Period of Triggering Event”, the holders of the majority of the outstanding shares of Preferred Stock have the right to designate up to a majority of the members of the Board. “Triggering Event” is defined as (i) failure of the Company to have gross revenues of at least $5 million for the six month period ending September 30, 2006 or (ii) material breach by the Company of any of its representations, warranties, agreements or covenants contained in the Purchase Agreement and certain other agreements and instruments entered into in connection therewith. The Company failed to have gross revenues of at least $5 million during the six months ended September 30, 2006, and thus, a Triggering Event has occurred. “Period of the Triggering Event” is defined as date commencing upon the occurrence of a Triggering Event and ending on the date the purchasers under the Purchase Agreement no longer hold in the aggregate at least 1,500,000 shares of Common Stock issued pursuant to the Purchase Agreement and issuable upon the exercise of any warrants issued pursuant to the Purchase Agreement or upon conversion of the Preferred Stock.

The Company received a notice dated January 18, 2008 from Sherleigh stating that due to the occurrence of a Triggering Event, it intends to exercise its right under the Purchase Agreement to designate a majority of the Board and named Messrs Silver, Hershey and Peter Rappaport as its designees. Following the receipt of the notice, on January 25, 2008, the Board voted to elect Messrs Silver and Hershey, but not Mr. Rappaport as members of the Board. In addition, Mr. Silver was appointed as the Chairman of the Board.

In compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the appointment of Mr. Rappaport cannot take effect until at least ten days after this Information Statement is filed with the SEC and mailed or delivered to all of the Company’s stockholders. Following the expiration of such ten day period, Mr. Rappaport will be appointed as a director of the Company to fill a vacancy in the Board.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

2. Voting Securities of the Company

As of the Record Date, we had 31,030,115 shares of Common Stock and 3 shares of Preferred Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders. As set forth above, upon the occurrence of a “Triggering Event” and during the “Period of Triggering Event”, the holders of the majority of the Preferred Stock have the right to designate up to a majority of the members of the Board.

3. Security Ownership of Certain Beneficial Owners and Management as of the Record Date

 The following table sets forth information regarding the number of shares of Common Stock and Preferred Stock beneficially owned as of February 29, 2008, by each of our directors and nominees, each of our executive officers named in the Summary Compensation Table below, all of our executive officers and directors as a group, and by any person or “group,” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, known to us to own beneficially more than 5% of the outstanding shares of our Common Stock or Preferred Stock. Except as otherwise set forth below, the address of each of the persons listed below is c/o United Energy Corp., 600 Meadowlands Parkway, #20, Secaucus, New Jersey 07094.

Name and Address Of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Ronald Wilen (2)	Common Stock	4,397,000	13.8%
James McKeever	Common Stock	3,000	*
Martin Rappaport (3)	Common Stock	3,030,000	9.5%
Jack Silver (4)	Common Stock	3,155,340	9.9%
	Preferred Stock	3	100%
Adam Hershey		0	*
Peter Rappaport		0	*
Joseph J. Grano, Jr. (5)	Common Stock	2,508,665	7.9%
All directors and executive officers as a group (5 persons)	Common Stock	10,585,340	31.6%
	Preferred Stock	3	100%

* Less than 1% of outstanding shares.

(1)
As of February 29, 2008, the Company has 31,030,115 shares of Common Stock and three shares of Preferred Stock outstanding. Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares beneficially owned. All share amounts reflect beneficial ownership determined pursuant to Rule 13d-3 under the Exchange Act. All information with respect to beneficial ownership has been furnished by the respective director, executive officer or stockholder, as the case may be.

(2)
Includes (i) stock options to purchase 400,000 shares at an exercise price of $1.11 per share, (ii) stock options to purchase 100,000 shares at an exercise price of $1.80 per share, (iii) stock options to purchase 300,000 shares at an exercise price of $1.00 per share, and (iv) stock options to purchase 10,000 shares at an exercise price of $1.60 per share, which are currently exercisable.

(3)
Includes (i) stock options to purchase 10,000 shares at an exercise price of $0.70 per share, (ii) stock options to purchase 10,000 shares at an exercise price of $1.30 per share, (iii) stock options to purchase 10,000 shares at an exercise price of $1.18 per share, (iv) stock options to purchase 30,000 shares at an exercise price of $1.00 per share, (v) stock options to purchase 10,000 shares at an exercise price of $1.60 per share and (vi) warrants to purchase 750,000 shares at an exercise price of $2.00 per share, which are currently exercisable.

(4)
Includes (i) 2,313,333 shares of Common Stock held by Sherleigh, a trust of which Mr. Silver is the trustee; (ii) 5,682,667 shares of Common Stock issuable upon exercise of warrants held by Sherleigh; and (iii) 24,000 shares of Common Stock issuable upon conversion of 3 shares of Preferred Stock held by Sherleigh, but excludes shares of Common Stock underlying such warrants and Preferred Stock to the extent following the exercise or conversion thereof, Sherleigh and its affiliates would be deemed to beneficially own more than 9.99% of the total number of issued and outstanding Common Stock of the Company. Pursuant to the terms of the warrants and the Preferred Stock, the warrants and the Preferred Stock cannot be exercised or converted to the extent following such exercise or conversion the holder or its affiliates would beneficially own more than 9.99% of the total number of issued and outstanding Common Stock of the Company.

(5)
Includes 1,875,332 shares of Common Stock, warrants to purchase 633,333 shares of Common Stock. Mr. Grano’s address is c/o Centurion Holdings LLC, 1185 Avenue of the Americas, Suite 2250, New York, NY 10036.

4. Changes in Control

There has not been a change in control of the Company since the beginning of the Company’s last fiscal year; however, following the appointment of Peter Rappaport to the Board a change in control will occur by virtue of the fact the majority of the Board will have been nominated by Sherleigh.

4. Directors and Executive Officers

The following table shows the positions held by our board of directors and executive officers and their ages as of February 29, 2008.

Name	Age	Position
Ronald Wilen	68	Director, Chief Executive Officer, President and Secretary
James McKeever, CPA	41	Interim Chief Financial Officer
Martin Rappaport	70	Director
Jack Silver	64	Director, Chairman of the Board
Adam Hershey	35	Director
Peter Garson-Rappaport	25	Director Nominee

Ronald Wilen. Mr. Wilen has served as a member of the Board since October 1995, our Chief Executive Officer since November 2007, and our Secretary since May 2006. Mr. Wilen also served as our Chief Executive Officer from October 1995 to September 2004, our President from October 1995 to August 2001, our Executive Vice President of Research and Development from October 1995 to November 2007 and as our Chairman of the Board from August 2001 to January 2008.

James McKeever, CPA. Mr. McKeever has been our Interim Chief Financial Officer since January 2004. He also continues to be a partner in the accounting firm of Abrams & McKeever CPA’s, which he joined in January 2000. Mr. McKeever has more than 17 years’ experience in public accounting and financial reporting, and is a member of the New Jersey Society of Certified Public Accountants.

Martin Rappaport. Mr. Rappaport has served as a member of the Board since June 2001. Mr. Rappaport is self-employed. For more than 30 years, he has developed and managed commercial and residential real estate (including owning the building where our office is located). Mr. Rappaport is an active supporter and contributor to Blythedale Children’s Hospital in Valhalla, New York.

Jack Silver. Mr. Silver has served as a member of the Board as its Chairman since January 2008. Mr. Silver is the principal investor and manager of SIAR Capital, LLC, an independent investment fund that invests primarily in undervalued, emerging growth companies, and is the trustee of Sherleigh. Mr. Silver was designated by Sherleigh as its nominee to the Board pursuant to the Purchase Agreement.

Adam Hershey. Mr. Hershey has served as a member of the Board since January 2008. Mr. Hershey has been a partner at SIAR Capital, LLC since September 2007. From March 2005 until joining SIAR, Mr. Hershey was a Vice President and Portfolio Manager of Neuberger Berman, LLC, a subsidiary of Lehman Brothers, managing capital for institutions and high net worth individuals. From 2003 to March 2005, Mr. Hershey was a Partner and Portfolio Manager at Sloate, Weisman, Murray & Company, a registered investment advisor that was acquired by Neuberger Berman, LLC in March 2005. Mr. Hershey was designated by Sherleigh as its nominee to the Board pursuant to the Purchase Agreement.

Peter Garson-Rappaport. Mr. Rappaport is an analyst at SIAR Capital, LLC. He has been at SIAR since December 2006. He previously was a co-owner and manager of Wash U Wash, a third party provider of laundry and dry-cleaning services. He also served as deputy finance director of Jeff Smith for Congress Campaign in the spring of 2004. Mr. Rappaport was designated by Sherleigh as its nominee to the Board pursuant to the Purchase Agreement.

Directors are elected annually and serve until the next annual meeting of the Company’s stockholders, and until their successors have been elected and have qualified. Due to the occurrence of a Triggering Event under the terms of the Purchase Agreement and the Preferred Stock, Sherleigh, as the holder of all of our outstanding Preferred Stock, has the right to elect a majority of our Board. Officers are appointed to their positions, and continue in such positions, at the discretion of the directors.

Board Committees

 The Board of Directors is the acting Audit Committee. The Board of Directors does not have a nominating or a compensation committee or other board committee performing the equivalent functions. Because we do not have any securities listed on a national securities exchange, we are eligible for exemptions from provisions of the Exchange Act requiring independent directors, certain independent board committees and written charters addressing certain corporate governance matters. We have elected to take advantage of these exemptions. We believe that the size of our company does not warrant the need to establish such committees or to recruit and retain independent directors solely for the purpose of establishing such committees.

Board Meetings

During the last fiscal year there were six meetings of the Board of Directors. There were no incumbent directors who during the last fiscal year attended fewer than 75% of the total meetings of the Board of Directors.

Family Relationships

There are no family relationships among our executive officers and directors.

Legal Proceedings

During the past five years, none of our executive officers, directors or person nominated to become a director has been involved in a legal proceeding material to an evaluation of the ability or integrity of such person.

6. Director and Executive Compensation

 The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our Chief Executive Officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary	Option Awards	All other Compensation	Total
		($)	($)	($)(1)	($)
Ronald Wilen	2007	200,000	3,875	8,901(2)	212,776
Chief Executive Officer, President and Secretary	2006	207,693	15,400	17,039(2)	240,132
Brian King (3)	2007	200,000	495,000	17,067 (4)	712,067
Former President and Chief Executive Officer	2006	178,154	580,000	14,424 (4)	772,578

(1)	The Company pays for medical insurance for all employees. Included in the table is the amount of the premiums paid by us dependent on the coverage provided.
(2)
During the fiscal years ended March 31, 2007 and 2006, the Company paid for the leases on two automobiles used by Mr. Wilen under monthly lease payments. The Company also paid for medical insurance for Mr. Wilen at a rate of $320.02 per month.

(3)	Mr. King resigned as President and Chief Executive Officer and as a director on November 9, 2007.
(4)	The Company paid for Mr. King’s medical insurance at a rate of $1,362.09 per month.

Employment Agreements

The Company and Ronald Wilen entered into an employment agreement, dated as of April 16, 2007 that provides for his continued employment with the Company through April 16, 2012. The term of Mr. Wilen’s employment may be extended for a five year term unless either party provides written notice of termination. Under the terms of the employment agreement, Mr. Wilen receives annual compensation in the amount of $200,000 base salary, which increases by 2.5% on each anniversary date. In addition, for each year of employment, Mr. Wilen is entitled to receive options or warrants for 50,000 shares of the Company’s Common Stock.

If Mr. Wilen is terminated without cause, as defined in his employment agreement, or by Mr. Wilen for good reason, as defined in his employment agreement, he will receive as severance (i) an amount equal to his then current base salary for the lesser of 12 months or the remainder of his employment term, payable at the option of the Company in a lump sum payment or in monthly installments over two years and (ii) an amount equal to the cost the Company would have incurred in providing Mr. Wilen with health and disability insurance coverage for a period of 18 months.

The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of two years following termination of Mr. Wilen’s employment.

Director Compensation

The following table shows compensation paid to all directors who are not also employees during the last fiscal year.

Name	Option Awards ($)	Total ($)
Jack Silver (1)	-	-
Adam Hershey (1)	-	-
Martine Rappaport	3,875	3,875
Louis Bernstein (2)	3,875	3,875
Andrea Pampanini (2)	3,875	3,875

(1)	Mr. Silver and Mr. Hershey were appointed directors on January 25, 2008.
(2)	Mr. Bernstein and Ms. Pampanini resigned as directors on January 1, 2008.
(2)
Each non-employee director and Ron Wilen receives options for 10,000 shares of our common stock in lieu of an annual retainer and meeting fees. Other than the 10,000 options granted there are no special fees, contracts entered into, or payments made in consideration of any director’s service as a director.

Outstanding Equity Awards at Fiscal Year End

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date
Ronald Wilen,	40,000	1.00	3/31/2015
Chief Executive Officer,	10,000	1.60	1/1/2016
President and Secretary	10,000	1.00	3/30/2017
	400,000	1.11	3/4/2012
	100,000	1.80	11/16/2012

Brian King,	500,000	1.00	9/15/2014
Former President and	500,000	1.06	4/1/2015
Chief Executive Officer	250,000	2.05	4/1/2016

Stock Option Plan

In August 2001, our stockholders approved the 2001 Equity Incentive Plan which provides for the grant of stock options to purchase up to 2,000,000 shares of common stock to any employee, non-employee director or consultant at our board’s discretion. Under the 2001 Equity Incentive Plan, options may be exercised for a period up to ten years from the date of grant. Options issued to employees are exercisable upon vesting, which can range between the date of the grant to up to five years.

An amendment and restatement of the 2001 Equity Incentive Plan increasing the number of shares issuable under the plan to a total of 4,000,000 was approved by the Board of Directors on May 29, 2002 and was approved by our shareholders at the annual meeting.

Under the 2001 Plan, options are granted to non-employee directors upon election at the annual meeting of stockholders at a purchase price equal to the fair market value on the date of grant. In addition, non-employee director stock options shall be exercisable in full twelve months after the date of grant unless determined otherwise by the compensation committee.

There were stock options to purchase 185,000 shares of our common stock available for future grant as of March 31, 2007 under the 2001 Equity Incentive Plan.

7. Certain Relationships and Related Party Transactions

The Company has an amount due to Robert Seaman, a shareholder and former director of the Company. The amount due as of February 29, 2008 is $244,141. This amount is unsecured, non-interest bearing and due upon demand.

Martin Rappaport, a former director of the Company, owns the building in which the Company leases its principal executive offices in Secaucus, New Jersey. The Company pays $115,200 per year under the lease, excluding real estate taxes. The Company believes that this transaction is on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

During January and February 2005, Ron Wilen, a director, Chief Executive Officer, President and Secretary of the Company loaned the Company $133,600. The loan was unsecured, non-interest bearing and due upon demand. The loan was repaid in April 2005.

During August 2005, Ron Wilen and Brian King, former President and Chief Executive Officer of the Company, each loaned the Company $100,000. The loans were both unsecured, non-interest bearing and due upon demand. Each of these loans was repaid in full in April, 2006.

Securities Purchase Agreement

Pursuant to the Purchase Agreement, in March 2005, Sherleigh purchased from the Company 533,333 shares of Common Stock and Series A Warrants to acquire 266,667 shares of Common Stock for a purchase price of $426,664. Thereafter, during the period of August 2005 through January 2006, Sherleigh purchased, pursuant to the Purchase Agreement, 800,000 additional shares of Common Stock and additional Series A Warrants to acquire 400,000 shares of Common Stock for an aggregate purchase price of $639,667. Then in March 2006, pursuant to the Purchase Agreement, Sherleigh purchased 3 shares of Preferred Stock, Series B Warrants to acquire 12,000 shares of Common Stock and Series C Warrants to acquire 5,004,000 shares of Common Stock for a purchase price of $24,000.

In addition, pursuant to the Purchase Agreement, and the Preferred Stock, upon the occurrence of a “Triggering Event” and during the “Period of Triggering Event”, the holders of the majority of the outstanding Preferred Stock have the right to designate up to a majority of the members of the Company’s Board of Directors. “Triggering Event” is defined as (i) failure of the Company to have gross revenues of at least $5 million for the six month period ending September 30, 2006 or (ii) material breach by the Company of any of its representations, warranties, agreements or covenants contained in the Purchase Agreement and certain other agreements and instruments entered into in connection therewith. The Company failed to have gross revenues of at least $5 million for the six months ended September 30, 2006, and thus a Triggering Event has occurred. “Period of the Triggering Event” is defined as date commencing upon the occurrence of a Triggering Event and ending on the date the purchasers under the Purchase Agreement no longer hold in the aggregate at least 1,500,000 shares of Common Stock issued pursuant to the Purchase Agreement or issuable upon the exercise of any warrants issued pursuant to the Purchase Agreement or upon conversion of the Preferred Stock.

The Purchase Agreement also provides that until March 18, 2009, the purchasers have the right to participate in any future equity financing, including securities convertible into or exchangeable into equity securities.

Series A, Series B and Series C Warrants

Each of the Series A, Series B and Series C Warrants provide that they may be exercised at any time prior to the five year anniversary date of the issuance of such warrants, for an exercise price of $1.00 per share. The warrants also provide for cashless exercise at the option of the holder and anti-dilution protection in the event the Issuer is deemed to have issued shares of Common Stock for a price less than the exercise price.

Series A Convertible Preferred Stock

Each share of Preferred Stock earns dividends at the rate of 6% per annum of the Stated Value of $8,000. Such dividends are payable from legally available funds on June 30th and December 30 of each year, or at the option of the holder, in shares of Common Stock of the Company at $1.00 per share.

Each share of Preferred Stock is convertible into 8,000 shares of Common Stock at the option of the holder. Such conversion rate is subject to anti-dilution protections in the event the Issuer is deemed to have issued shares of Common Stock at a price less than the conversion price.

The holders of the Preferred Stock have no voting rights except as required by law and except the right to designate and elect a majority of the Issuer’s board of directors upon the occurrence of a Triggering Event, as described above.

In the event of a liquidation, dissolution or winding up of the Company’s business, the holders of the Preferred Stock have a liquidation preference equal to $8,000 per share of Preferred Stock plus all accrued but unpaid dividends thereon.

Registration Rights Agreements

In connection with the Purchase Agreement the Company entered into a Registration Rights Agreement, wherein it agreed to file a registration statement registering the Common Stock issued pursuant to the Purchase Agreement and the Common Stock underlying the Series A Warrants, the Series B Warrants and the Preferred Stock.

In connection with the Second Amendment to the Purchase Agreement, the Company entered into a Registration Rights Agreement, wherein it agreed to file a registration statement registering the Common Stock underlying the Series C Warrants.

8. Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% our outstanding common stock, to file with the SEC, initial reports of ownership and reports of changes in ownership of our equity securities. These persons are required by SEC regulations to furnish us with copies of all the reports they file.

Based solely on a review of the copies of the reports furnished to us and written representations that no other reports were required for those persons during the fiscal year ended March 31, 2007, we believe that all of our officers, directors and greater than 10% beneficial owners complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended.

9. Legal Proceedings Involving Directors and Executive Officers

The Company is not aware of any legal proceedings in which any of the following persons is a party adverse to the Company or has a material interest adverse to the Company: (a) any current director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company; (b) any person proposed for appointment or election as a director or officer of our Company; or (c) any affiliate of any such person.

10. Shareholder Communications

Shareholders of the Company are able to send communications to the Board of Directors at the offices of the Company set forth on the cover page of this Information Statement.

Dated: March 12, 2008	By Order of the Board of Directors of:

UNITED ENERGY CORP.

/s/ Ronald Wilen
Ronald Wilen
Chief Executive Officer